Exhibit 77M (For AXP Emerging Markets Fund, AXP Global Growth Fund,
             AXP Global Bond Fund, and AXP Innovations Fund)

On July 14, 2000, Strategist Emerging Markets Fund (the Strategist Fund), a series of Strategist World Fund, Inc., merged into AXP Emerging Markets Fund (the AXP Fund), a series of AXP Global Series, Inc.; Strategist World Growth Fund (the Strategist Fund), a series of Strategist World Fund, Inc., merged into AXP Global Growth Fund (the AXP Fund), a series of
AXP Global Series, Inc.; Strategist World Income Fund (the Strategist Fund), a series of Strategist World Fund, Inc., merged into AXP Global Bond Fund (the AXP Fund), a series of AXP Global Series, Inc.; and Strategist World Technologies Fund (the Strategist Fund), a series of Strategist
World Fund, Inc., merged into AXP Innovations Fund (the AXP Fund), a series of AXP Global Series, Inc.;

Board action: The Strategist Fund Board members, at a meeting held on March 10, 2000, and the AXP Fund Board members, at a meeting held on March 8-9, 2000, approved the Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the Reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the Reorganization.

Shareholder approval: The Strategist Fund shareholders approved the Agreement between the Strategist Fund and the corresponding AXP Fund investing in the same master fund at a shareholder meeting held on May 9, 2000.

Terms of the Reorganization: Under the Agreement, the Strategist Fund transferred all of its assets to the AXP Fund in exchange for Class A shares of the AXP Fund. Those shares were distributed proportionately to the shareholders of the Strategist Fund. The AXP Fund assumed the Strategist Fund's liabilities. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.

Deregistration of the Strategist Fund: The Strategist Fund has ceased operations and has filed Form N-8F on August 16, 2000 to deregister the Fund as an investment company under the Investment Company Act of 1940.